                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )1

                               US Diagnostic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90328Q108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)
--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 2 of 13 Pages
-----------------------------                       ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,321,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,321,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,321,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 3 of 13 Pages
-----------------------------                       ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,321,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,321,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,321,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 4 of 13 Pages
-----------------------------                       ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    42,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                25,200(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                42,000(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                25,200(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     67,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)      Consists of shares of Common Stock held by a defined contribution money purchase  profit sharing plan for the benefit of Mr.  Howard,  of which
         Mr. Howard is the trustee.

(2)      Consists of shares of Common  Stock held in a joint  brokerage  account with Mr. Howard's spouse.

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 5 of 13 Pages
-----------------------------                       ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 6 of 13 Pages
-----------------------------                       ----------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates to shares (the "Shares") of the common stock, $0.01 par value ("Common Stock"),  of US Diagnostic  Inc.(the  "Issuer").
The principal  executive  offices of the Issuer are located at 250 S. Australian
Avenue, Suite 900, West Palm Beach, Florida 33401.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed on behalf of Steel  Partners  II,
L.P.,  a  Delaware  limited   partnership   ("Steel  Partners  II"),  Warren  G.
Lichtenstein,  Jack L.  Howard and Glen  Kassan.  Each of Messrs.  Lichtenstein,
Howard and Kassan are members of the Board of Directors of the Issuer.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's  Shares owned by Steel  Partners II. Each of the  Reporting  Persons is
party to the Joint Filing  Agreement  (the "Joint Filing  Agreement") as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

                 Steel Partners  L.L.C., a Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Jack Howard and his spouse Kathy Howard have shared  voting and dispositive  power  with  respect  to the  25,200  Shares  owned in their  joint brokerage account.

                 Jack  Howard is a  principal  of  Mutual  Securities,  Inc.,  a registered broker-dealer. Kathy Howard is not actively employed.

                 Glen Kassan is a Vice President of Partners LLC and an employee of Steel Partners Services, Ltd., an affiliate of Steel Partners II.

                 (b) The principal business address of Steel Partners II, Warren
G.  Lichtenstein and Glen Kassan is 150 East 52nd Street,  21st Floor, New York,
New York 10022.

                 The principal  business address of Jack and Kathy Howard is 182
Farmers Lane, Suite 101, Santa Rosa, California 95405.

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 7 of 13 Pages
-----------------------------                       ----------------------------

                 (c) The principal  business/occupation of Steel Partners II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

                 The principal business/occupation of Mr. Howard is investing in equity and debt securities.

                 (d) No Reporting  Person or Kathy  Howard has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

                 (e) No Reporting  Person or Kathy  Howard has,  during the last five years,  been party to a civil  proceeding  of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                 (f) Warren Lichtenstein, Jack and Kathy Howard, and Glen Kassan
are citizens of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 (a) The aggregate  purchase  price of the  3,321,400  Shares of
Common Stock owned by Steel Partners II is $126,434.  The Shares of Common Stock
owned by Steel Partners II were acquired with partnership funds.

                 (b) The aggregate purchase price of the 42,000 Shares of Common
Stock  acquired by Jack Howard through his defined  contribution  money purchase plan is $37,969.  The  aggregate  purchase  price of the 25,200 Shares of Common
Stock  acquired  by Jack and Kathy  Howard in their joint  brokerage  account is
$22,505. The Shares of Common Stock owned by Jack and Kathy Howard were acquired with personal funds.

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things, the purchase of Shares of Common Stock on the

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 8 of 13 Pages
-----------------------------                       ----------------------------

open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion  of any of the actions  discussed  above.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities market and general economic and industry  conditions,  Steel Partners
II may in the future take such actions with respect to  investment in the Issuer as it deems appropriate including, without limitation,  communicating with other stockholders,  seeking additional Board  representation,  purchasing  additional
Shares of Common  Stock or  selling  some or all of its Shares or  changing  its intention with respect to any and all matters referred to in Item 4.

                 Messrs.  Lichtenstein,  Howard and Kassan  continue to serve on the Issuer's  Board of Directors  and remain  actively  involved in the Issuer's business affairs and operations.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a)-(b)  The  aggregate  percentage  of Shares of Common  Stock reported  owned by each  person  named  herein is based upon  22,317,205  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as of August 10, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

                 As of the close of business on August 16, 2001,  Steel Partners
II   beneficially   owned  3,321,400   Shares  of  Common  Stock,   constituting
approximately  14.9% of the Shares outstanding.  Mr.  Lichtenstein  beneficially
owned  3,321,400  Shares,   constituting   approximately  14.9%  of  the  Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 3,321,400 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                 As of the close of  business  on August 16,  2001,  Mr.  Howard beneficially  owned 67,200 Shares of Common Stock,  constituting less than 1% of the Shares outstanding. Included therein are (a) 42,000 Shares held by a defined contribution  money  purchase  profit sharing plan for the benefit of Mr. Howard
(the "Plan"),  and (b) 25,200 Shares held in Mr. Howard's joint account with his spouse Kathy Howard.  As the trustee of the Plan, Mr. Howard has sole voting and dispositive power with respect to the

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 9 of 13 Pages
-----------------------------                       ----------------------------

42,000  Shares held by the Plan.  Jack and Kathy  Howard have shared  voting and dispositive  power  with  respect  to the  25,200  Shares  held in  their  joint brokerage account. All 67,200 Shares were acquired in open-market transactions.

                 Currently, Mr. Kassan does not own any Shares of Common Stock.

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the Reporting Persons.

                 (d) No person other than the Reporting Persons and Kathy Howard is known to have the right to  receive,  or the power to direct  the  receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.   Joint  Filing  Agreement  by and among Steel  Partners II,
                      L.P.,  Warren G.  Lichtenstein,  Jack L.  Howard  and Glen
                      Kassan, dated as of August 17, 2001.

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 10 of 13 Pages
-----------------------------                       ----------------------------

                                   SIGNATURES

                 After  reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2001                       STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By:/s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              -------------------------------
                                              WARREN G. LICHTENSTEIN

                                              /s/ Jack L. Howard
                                              ------------------------------
                                              JACK L. HOWARD

                                              /s/ Glen Kassan
                                              ------------------------------
                                              GLEN KASSAN

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 11 of 13 Pages
-----------------------------                       ----------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

Shares of Common Stock             Price Per                   Date of
  Purchased / (Sold)               Share($)                 Purchase /Sale
 --------------------              ---------               ----------------

                             STEEL PARTNERS II, L.P.

   (4,818,050)                     .02000                      6/11/01
    1,000,000                      .02500                      7/20/01
      900,000                      .04006                      8/07/01
    1,000,000                      .04005                      8/07/01
      421,400                      .06012                      8/09/01

                               WARREN LICHTENSTEIN
                                      None

                                   JACK HOWARD
                                      None

                                  KATHY HOWARD
                                      None

                                   GLEN KASSAN
                                      None

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 12 of 13 Pages
-----------------------------                       ----------------------------

                                  EXHIBIT INDEX

Exhibit                                                                  Page
-------                                                                  ----
1.          Joint Filing Agreement by and among                           13
            Steel Partners II, L.P., Warren G.
            Lichtenstein, Jack L. Howard and Glen
            Kassan, dated as of August 17, 2001.

-----------------------------                       ----------------------------
CUSIP No. 90328Q108                   13D             Page 13 of 13 Pages
-----------------------------                       ----------------------------

                             JOINT FILING AGREEMENT

                 In accordance with Rule  13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto) with respect to the Common Stock of US Diagnostic Inc. This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  August 17, 2001                       STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By:/s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              -------------------------------
                                              WARREN G. LICHTENSTEIN

                                              /s/ Jack L. Howard
                                              ------------------------------
                                              JACK L. HOWARD

                                              /s/ Glen Kassan
                                              ------------------------------
                                              GLEN KASSAN